AMENDED AND RESTATED CANWEST NEWS SERVICES AGREEMENT

Exhibit 10.9

Amended and Restated CanWest News Services Agreement, dated February 14, 2003, between CanWest Publications Inc. and Brantford Expositor Group Inc.

Amended and Restated CanWest News Services Agreement, dated February 14, 2003, between CanWest Publications Inc. and Niagara Newspaper Group Inc.

Amended and Restated CanWest News Services Agreement, dated February 14, 2003, between CanWest Publications Inc. and Flamborough Review Newspaper Inc.

Amended and Restated CanWest News Services Agreement, dated February 14, 2003, between CanWest Publications Inc. and Peninsula Newspaper Group Inc.

Amended and Restated CanWest News Services Agreement, dated February 14, 2003, between CanWest Publications Inc. and Southern Ontario Community Newspaper Group Inc.

Amended and Restated CanWest News Services Agreement, dated February 14, 2003, between CanWest Publications Inc. and St. Catharines Standard Group Inc.